Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 16 April 2024

CHAIR’S LETTER TO SHAREHOLDERS

Attached is a letter to shareholders from Woodside Chair, Mr Richard Goyder AO.

Contacts:

INVESTORS Marcela Louzada M: +61 456 994 243 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Please direct all responses/queries to: Marcela Louzada t: +61 456 994 243 e: marcela.louzada@woodside.com
Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T: +61 8 9348 4000 www.woodside.com

Tuesday, 16 April 2024

CHAIR’S LETTER TO SHAREHOLDERS

Dear Woodside Shareholder,

On behalf of the Woodside Board, I am writing to encourage your active participation in our 2024 Annual General Meeting (AGM) on 24 April. You can do this by attending online or in person at Crown Perth, by submitting a question to me as Chair, and most importantly by casting your votes on the items being put to shareholders.

Your participation, and our ability to engage with you through the AGM, is important to me and to my fellow directors.

I would like to share my reflections on this transformative period in Woodside’s 70-year history and my confidence in the company’s long-term future. I joined Woodside’s Board in 2017 and became Chair of this great Australian company in 2018, a position I am extremely proud to hold. Over that time, we have reshaped Woodside to become the largest energy company in Australia, with a significant global footprint and strong foundation for future growth.

In 2022, our shareholders overwhelmingly approved Woodside’s merger with BHP’s petroleum business by a positive vote of 98.66%.

A year earlier in 2021, the Board formally appointed Meg O’Neill as Chief Executive Officer and Managing Director, and I am proud of the exceptional leadership, vision and energy she has demonstrated in this role.

Over the past few years we have been reshaping Woodside’s Board, with the appointment of three new Directors who broaden the skills and experience of our Board and bring international expertise.

This significant refresh of our company’s portfolio and leadership has enabled us to achieve strong operational and financial performance, while laying the foundations for future growth and value. This includes taking final investment decisions on Scarborough in 2021 and Trion last year, as well as achieving the sell downs on the Scarborough and Pluto Train 2 projects.

In the two years since the merger, Woodside has returned a total of 393 US cents per share, fully franked, in dividends. This amounts to US$7.5 billion (equivalent to A$11.2 billion) distributed to our shareholders, representing an average dividend yield of 9%. Woodside’s disciplined capital management framework supports the company to navigate through the investment and commodity price cycles. We remain focused on creating value for shareholders and our major projects are well placed to do this as they support future demand from customers.

At the same time as delivering these strong results for our shareholders, the Board and I are absolutely focused on Woodside’s long-term future and our strategy to thrive through the energy transition.

We believe that climate change is an urgent global challenge, and that the energy sector has an important role to play in the transition to a net zero world. We acknowledge the previous concerns of shareholders, as reflected in the voting results at the 2022 and 2023 AGMs. Your votes sent a strong message that we had to improve our climate transition plans and disclosures.

Since then, we have stepped up our engagements to better understand investor expectations on our governance and climate transition strategy. In the last 12 months, we have had hundreds of meetings with shareholders and proxy advisors, and I have personally led over 80 of those engagements. Based on your feedback, we have prepared our Climate Transition Action Plan (CTAP) and you can find a summary of investor feedback and where it has been addressed on page 9 of the CTAP. We have also added a comprehensive overview on our website at www.woodside.com/investors. We believe this demonstrates our commitment to engaging, listening and responding to investor feedback. You may have seen in the media that some proxy advisers have sought to reject the CTAP based on a perceived lack of shareholder engagement. We disagree with this assessment.

In response to investor feedback, Woodside committed to put its climate disclosures to a vote of shareholders at this year’s AGM. Such a vote is not required by law or a feature of common market practice but is something that our investors specifically asked for and we have met this commitment.

We are being honest about the energy transition. It is the Board’s view that the CTAP effectively articulates the challenges and demonstrates Woodside’s plans and progress towards mitigating the risks of climate change. We believe the approach Woodside is taking is Paris-aligned as we are making progress on our Scope 1 and 2 emissions reduction plans, and we assess both our current portfolio and our future investment options for their resilience to the energy transition. Our CTAP presents a well-considered and realistic pathway that deserves the firm support of our shareholders at our 2024 AGM.

The Board is responsible for protecting shareholder value and to effectively mitigate the long-term risks of climate change to Woodside’s business model. We are concerned that some stakeholders’ and investors’ requests to drastically change Woodside’s strategy and investment priorities risk eroding value for all shareholders and contributing to a disorderly energy transition. The energy transition will take time and significant investment, and I am confident that Woodside’s disciplined approach is the right path for our shareholders.

Regardless of the outcome of the advisory vote on our CTAP, Woodside will continue to seek investor feedback and continually evolve our climate change strategy with the goal of enabling Woodside to thrive through the energy transition. Our vision for Woodside is: in 2050 we will be a successful energy company, having responded and evolved to customers’ and society’s needs in the energy transition. We will achieve it in a competitive and commercial way that creates value for our shareholders.

Our Board will also evolve. We will continuously seek the right expertise and skills to provide leadership and oversight, and support Woodside’s global operations and strategic growth opportunities through the energy transition.

In conclusion, I have never been more energised and excited at the prospect of serving as Chair of Woodside. You have my assurance that I will continue, and wherever possible expand, my engagement with Woodside’s shareholders to ensure we continue to meet your expectations as a successful and responsible energy company.

Thank you for investing and placing your trust in Woodside.

Yours faithfully

Richard Goyder AO

Chair of the Board